April 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

 Re: Dalrada Financial Corporation (the "Company")

Registration Statement on Form S-1

File No. 333-263291

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at Friday, April 22, 2020, at 9:00 AM Eastern Daylight Savings Time, or as soon thereafter as is practicable.

Very truly yours,

/s/ Brian Bonar, CEO, Director

Dalrada Financial Corporation, Inc.